Filed by American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

This filing relates to the proposed merger of Global Net Lease, Inc., a Maryland corporation (“GNL”) and American Realty Capital Global Trust II, Inc., a Maryland corporation (“Global II”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 8, 2016 by and between GNL, Global Net Lease Operating Partnership, L.P., a Delaware limited partnership, Global II, American Realty Capital Global II Operating Partnership, L.P., a Delaware limited partnership and Mayflower Acquisition LLC, a Maryland limited liability corporation.

The following is a letter that was distributed to stockholders of Global II beginning today reminding them to vote in connection with the Special Meeting of Stockholders of Global II to be held on Tuesday, December 20, 2016.

ING

PLEASE VOTE NOW!

CAPITAL

American Realty Capital Global Trust II

Your vote on the proposed merger with Global Net Lease, Inc. matters.
Please join your fellow stockholders and cast your vote today.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, GNL and Global II filed a joint proxy statement/prospectus with the SEC on October 8, 2016. BOTH GNL’S AND GLOBAL II'S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by GNL and Global II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by GNL with the SEC are also available free of charge on GNL’s website at www.globalnetlease.com and copies of the documents filed by Global II with the SEC are available free of charge on Global II’s website at www.arcglobal2.com.

GNL and Global II and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from both companies’ stockholders in respect of the proposed transaction. Information regarding GNL’s directors and executive officers can be found in GNL’s definitive proxy statement filed with the SEC on April 29, 2016. Information regarding Global II’s directors and executive officers can be found in Global II’s definitive proxy statement filed with the SEC on April 29, 2016. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and may be included in other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from GNL and Global II, as applicable, using the sources indicated above.